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ROBERT A. ROBERTSON robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

April 7, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Hatch, Division of Investment Management

Re: Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Hatch:

Thank you for your telephonic comments regarding the annual report (Form N-CSR) dated October 31, 2014 for the Modern Technology Fund, a series of the Registrant. The Registrant has considered your comments and has authorized us to make the responses noted below on its behalf.

Management’s Discussion of Fund Performance

Comment 1	Management’s letter to shareholders provides commentary relating to Q4 2014 (mostly likely corresponding to the date the new adviser/sub-adviser took over management of the Fund). However, Form N-1A, Item 27(b)(7) requires a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year.
Response 1. The letter did correspond to the management responsibilities of the new adviser/sub-adviser. In future annual reports, the Fund will ensure that the performance of the full prior fiscal year is discussed.

Statement of Operations

Comment 2	The Statement of Operations shows that the Fund’s options and futures contracts represented a significant portion of the Fund’s gain (loss) from investments. Please discuss these investments in the letter to shareholders.
Response 2. In future annual reports, the Fund will ensure that the letter discusses its derivative investments if the investments have a material effect on performance.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (949) 442-6037. Thank you.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson

20893537.1.BUSINESS